Exhibit 4.47

English Translation

Capital Increase and Share Transfer Agreement

April of 2009

This Capital Increase and Share Transfer Agreement (this “Agreement”) is entered into by and between the following parties:

Beijing Perfect World Network Technology Co., Ltd., a limited liability company incorporated under Chinese laws, with its legal address at 8F, Huakong Building, 1# Shangdi East Road, Haidian District, Beijing;

Beijing Jiuzhou Kaiyuan Investment Management Co., Ltd., a limited liability company incorporated under Chinese laws, with its legal address at Room 801, 3# Building, 1# Zhongguancun East Road, Haidian District, Beijing.

Each of the above parties is individually referred to as a “Party” and collectively referred to as the “Parties”.

WHEREAS:

1.	Beijing Perfect World Cultural Communication Co., Ltd. (the “Company”) is a limited liability company incorporated in accordance with the Company Law of the People’s Republic of China and related laws and regulations. It was established on August 18, 2008, with the registered capital of RMB29.80 million and the paid-in capital of RMB29.80 million.

2.	Beijing Perfect World Network Technology Co., Ltd. (“PW Network”) and Beijing Jiuzhou Kaiyuan Investment Management Co., Ltd. (“Jiuzhou Kaiyuan”) are the current shareholders of the Company.

3.	PW Network (the “Investor”) plans to purchase 59.66% equity interests from Jiuzhou Kaiyuan pursuant to the terms and conditions of this Agreement (“Share Transfer”) and, in the meanwhile, invest 52.22 million into the Company (“Capital Increase”).

THEREFORE, based on the principles of equality and mutual benefit and according to the Company Law of the People’s Republic of China, Regulations of the People’s Republic of China on the Administration of Company Registration and other related laws and regulations of the People’s Republic of China, the Parties to this Agreement hereby, through friendly negotiation, agree as follows with respect to the Investor’s investment in the Company:

Article 1 Share Transfer and Capital Increase

1.1	Share Transfer and Capital Increase

(1)	The Parties agree that the investment amount of each of the Company’s shareholders in the registered capital and their respective equity interests proportions in the Company before the Share Transfer and Capital Increase are as follows:

Name of the Shareholder	Investment Amount (ten thousand)	Investment Proportion
Beijing Perfect World Network Technology Co., Ltd.	300	10.07%

Beijing Jiuzhou Kaiyuan Investment Management Co., Ltd.	2680	89.93%

Total	2980	100%

(2)	The Parties consent that the Investor agree to, pursuant to the stipulations hereunder, acquire 59.66% equity interests of the Company held by Jiuzhou Kaiyuan with the consideration of RMB17.78 million (“Share Transfer Consideration”). The above equity interests transferred is referred to as “Transferred Equity Interests”.

(3)	The Investor shall, pursuant to the stipulations hereunder, invest RMB52.22 million as the Company’s newly increased registered capital, which shall be firstly counted into the Company’s capital reserve fund and then transferred into the registered capital.

(4)	After the consummation of Capital Increase and Share Transfer, the investment amount of each of the Company’s shareholders in the registered capital and their respective equity interests proportions in the Company shall be changed as follows:

Name of the Shareholder	Investment Amount (ten thousand)	Investment Proportion
Beijing Perfect World Network Technology Co., Ltd.	7300	89.00%

Beijing Jiuzhou Kaiyuan Investment Management Co., Ltd.	902	11.00%

Total	8202	100%

(5)	PW Network and Jiuzhou Kaiyuan agree that, if the four projects of “Fei Chang Wan Mei”, “Lang Zai Ji”, “Ren Dao Zhong Nian” and “Ci Ling” which are invested by the Company before the Share Transfer and Capital Increase by PW Network turn out to incur losses as a whole up to August 31, 2010 after audited, Jiuzhou Kaiyuan shall return to PW Network a corresponding amount of the Share Transfer Consideration calculated pursuant to the following formula before September 30, 2010, and the investment amount of each of the Company’s shareholders in the registered capital and their respective equity interests proportions in the Company shall not be adjusted.

Calculation formula:

Share Transfer Consideration To Be Returned = Amount of Losses × 89.93%

The Parties unanimously agree that, notwithstanding the above stipulation on return of Share Transfer Consideration, if the total losses up to August 31, 2010 of the abovementioned four projects are less than 0.1 million, the return of Share Transfer Consideration stipulated in this Article shall not be instituted. The limitation to returned Share Transfer Consideration is 17.78 million.

1.2	Performance Adjustment Clauses

PW Network and Jiuzhou Kaiyuan agree that, if the four projects of “Fei Chang Wan Mei”, “Lang Zai Ji”, “Ren Dao Zhong Nian” and “Ci Ling” which are invested by the Company before the Capital Increase by PW Network turn out to make profits as a whole up to August 31, 2010 after audited, both Parties could, pursuant to the following calculation formula, conduct corresponding adjustment to the equity stakes based on the performance.

Calculation formula for adjustment to the equity stakes:

Equity Stake of Jiuzhou Kaiyuan = (Investment Amount of Jiuzhou Kaiyuan + the Profits which shall be distributed to Jiuzhou Kaiyuan based on its Original Investment Proportion of 89.93%) / (Total Investment Amount + Total Profits)

Equity Stake of PW Network = (Investment Amount of PW Network + the Profits which shall be distributed to PW Network based on its Original Investment Proportion of 10.07%) / (Total Investment Amount + Total Profits)

The Parties unanimously agree that, notwithstanding the above stipulation on adjustment to the equity stakes, if the total profits up to August 31, 2010 of the abovementioned four projects are less than 0.1 million, the adjustment to equity stakes stipulated in this Article shall not be instituted. The upper limit to the adjustment to the equity stakes is 30%.

If the above adjustment is instituted, PW Network shall transfer to Jiuzhou Kaiyuan for free the adjusted equity interests and related rights and interests within 20 days after both Parties confirm the performance adjustment amount and adjustment proportions of equity interests.

The operation performance shall be adjusted and confirmed in accordance with the U.S. accounting principles.

Article 2 Payment of Increased Capital and Share Transfer Consideration

2.1	Jiuzhou Kaiyuan, the Investor and the Company agree to, when signing this Agreement, execute the Articles of Association (“Articles of Association”) with the contents of annex 1 hereto with respect to the Capital Increase and Share Transfer issues hereunder pursuant to this Agreement, and entrust the person jointly entrusted by the Parties to go through filing and registration procedures of this Agreement and the document of annex 1 which are necessary for the Capital Increase and Share Transfer with Beijing Administration for Industry and Commerce. The Parties agree to use their best efforts, including but not limited to executing any necessary and reasonable legal documents required by the administration for industry and commerce from time to time, to procure completion of the filing and registration procedures necessary for the Capital Increase and Share Transfer as soon as possible.

2.2	The Investor shall transfer the amounts of the increased capital and Share Transfer Consideration described hereunder into the designated account and the account of the Company within 10 working days upon signing this Agreement.

2.3	The Company shall, within 1 working days upon the receipt of the Investor’s payment of the increased capital, engage a Chinese accountants firm with qualifications to conduct capital verification and issue a verification report, and go through the change registration procedures with the administration for industry and commerce within 2 working days upon the Investor paying the investment amounts.

2.4	The Company shall issue an investment certification to the Investor on the day when the change registration of industry and commerce for increased capital’s paying up is completed (“Completion Date for Industry and Commerce Change Registration”). The investment certification shall list following items: name of the Company, registered capital, name of the shareholder, subscribed capital, equity stake, capital payment date and issuing date of the investment certificate. The investment certificate shall be singed by the chairman of the Company and affixed with the Company’s seal. The Company shall register and remain the shareholders list. The shareholders list shall be kept by the board of directors after signed by the shareholders and affixed with the Company’s seal, and the Investor shall be provided with a copy of the shareholders list.

Article 3 Representations and Warranties of the Investor

3.1	The Legal Status and Capacities of the Investor. The Investor has complete and independent legal status and capacities to sign, deliver and perform this Agreement and could act as an independent party in a litigation. The Investor’s signing and performing of the obligations hereunder will not violate any related laws, regulations and government orders, nor conflict with any contracts or agreements to which it is a party or which is binding upon its assets.

3.2	Legality of the Investment Amount. The Investor ensures that the investment amount it uses to subscribe for the Company’s equity interests pursuant to this Agreement has legal source, and it has sufficient capacities to pay the investment amount to the Company pursuant to the terms and conditions hereunder.

Article 4 Representations and Warranties of the Company and Jiuzhou Kaiyuan

Jiuzhou Kaiyuan and the Company, on the signing day of this Agreement, represent and warrant to the Investor that the following statements are true, complete and accurate for the period on and before the signing day:

4.1	Authorization. Jiuzhou Kaiyuan and the Company have obtained sufficient and necessary authorizations to sign, perform the obligations under and complete the transactions under this Agreement. This Agreement is legally binding upon Jiuzhou Kaiyuan and the Company.

4.2	Investment. The Company does not hold equity interests or similar shareholder’s interests in any other subsidiaries, affiliated companies, branches or other social organizations; nor directly or indirectly control, hold shares in or own rights and benefits in any other entities.

4.3	Non-Conflict. The execution and performance of this Agreement will not violate or conflict with any terms of the articles of association or other organizational rules of the Company, nor violate any provisions of Chinese compulsory laws and regulations. Jiuzhou Kaiyuan and the Company have obtained any third party’s consent or authorization necessary for the transactions hereunder.

4.4	Valid Existing of the Company. The Company is legally established and validly existing. The Company’s registered capital has been fully paid up in accordance with provisions in the payment schedule of its articles of association, approval documents, approval citification and business license (“Incorporation Documents”), which complies with Chinese laws, without situation of non-payment or delay payment of registered capital. All the Incorporation Documents have been legally and effectively approved or registered (if required) and are valid and enforceable in accordance with Chinese laws. The detailed business scope of the Company in the Incorporation Documents complies with the requirements of Chinese laws. All business activities conducted pursuant to such details in the Incorporation Documents comply with the provisions of Chinese laws. All certificates and licenses necessary for the Company to conduct the business activities under the provisions of Chinese laws have been legally applied for and obtained, and all such licenses are validly existing. The Company has passed the annual examinations to any certificates or licenses conducted by relevant organizations authorized by the government (if any).

4.5	Financial Report. The financial report up to March 31, 2009 (“Date of the Balance Sheet”) provided by the Company to the Investor is the true, complete and accurate reflection of the Company’s operation and financial status during relevant period or on relevant base day.

4.6	Undisclosed Debts. The Company does not have any debts. The Company has never provided any guarantee for any other parties, nor establish any mortgage, pledge or other security rights on its assets.

4.7	Capital Structure. The structure of the Company’s registered capital described in the articles of association registered and filed with the administration for industry and commerce is completely consistent with that described in the articles of association provided by the Company to the Investor and accurately and completely reflects the capital structure of the Company before the closing of the transactions. The Company has never, in any form, undertaken or actually issued any company rights, shares, bonds, options or the same or similar rights and interests to any person other than the above shareholders’ rights and interests.

4.8	No Change. From the Date of the Balance Sheet to the signing day of this Agreement, the Company does not have following activities:

4.8.1 provide guarantee to any other parties; establish mortgage, pledge or other security rights on its assets;

4.8.2 discharge any person’s debts or waive any rights to claim for compensation;

4.8.3 amend any existing contracts or agreements;

4.8.4 grant bonus to any management personnel, directors, employees, sale representatives, agents or consultants or increase their incomes in any other forms; increase salaries of any five person who have the highest salaries in the Company and the chief executive officer, chairman, chief operative officer and chief financial officer by more than 15% within 12 months;

4.8.5 incur any losses (no matter whether it has been insured or not) or any changes in the relationship with suppliers, customers or employees, and such losses or changes will result in materially adverse effect to the Company;

4.8.6 amend the accounting methods, policies or principles or financial and accounting rules of the Company;

4.8.7 transfer or allow other parties to use intellectual properties of the Company except for normal business activities of the Company;

4.8.8 material changes in any sales conventions, accounting methods, employment policies or rules and regulations;

4.8.9 adverse changes to the financial status of the Company;

4.8.10 adopt any shareholders or board resolutions which are different from regular issues discussed on annual meetings of shareholders, except the resolution for the purpose of performing this Agreement;

4.8.11 declare, pay or cause or prepare to declare, pay or cause any dividends, bonus or any shareholders’ dividends in other forms;

4.8.12 (i) sell, mortgage, pledge, lease, transfer or dispose of in other ways the assets with a total transaction amount of more than RMB200,000, which is beyond the ordinary business scope, (ii) except for the ordinary business, dispose of any fixed assets, agree any fixed assets to be disposed of or purchased, waive the control of any assets of the Company, conclude any contracts resulting in expenses of fixed assets, or cause other company liabilities; (iii) any expenses or purchasing any fixed or intangible assets (including the equity investment in any company) with a total amount of more than RMB200,000, which is beyond the normal business scope;

4.8.13	any transactions or activities which do not belong to the Company’s ordinary business operations;

4.8.14	any action or inaction which may result in the above situations.

4.9	Taxes. The Company has completed all tax registration required by any laws and regulations and paid all payable taxes and needs not to pay any penalty, surcharge, fine or interests related to such taxes. The Company is not involved in any dispute or litigation related to taxes.

4.10	Assets. The Company legally owns and uses all of its fixed and intangible assets. The details of the Company’s assets have been listed in the disclosure schedule.

4.11	Real Properties. The Company does not have any real properties or related rights and obligations.

4.12	Contracts. Jiuzhou Kaiyuan and the Company have provided the Investor with copies of all the material agreements and contracts of the Company which are currently effective and are consistent with the originals. Jiuzhou Kaiyuan and the Company ensure that all the currently effective contracts of the Company are legal and valid and may be duly performed, and all the currently effective contracts are performed appropriately, without situation of breach of contract by the Company or any other parties to the transactions.

4.13	Intellectual Properties. The Company has the legal owner’s rights or use rights of all the intellectual properties (including but not limited to patent, trademark, copyright, proprietary technology, domain name, trade secret, etc.) for conducting businesses consistent with the past business and operation plan. The Company has obtained necessary authorization or license for other parties’ intellectual properties involved in the business operation activities of the Company. The Company does not infringe any other parties’ intellectual property, trade secret, proprietary information or other similar rights, and there does not exist any pending or possible claims, disputes or litigation proceedings that demand the Company to compensate for its infringement on any other parties’ intellectual property, trade secret, proprietary information or other similar rights. The trademarks, patents, software copyrights and domain names owned by the Company have been legally and formally registered.

4.14	Insurance. The Company has complete and currently effective insurance policy. The Company has not conducted any activities resulting in increase of insurance rates of the above insurance policy, and there does not exist any pending right claims aimed at the above insurance policy.

4.15	Litigation. There does not exist following situations which may cause materially adverse effect to the Company or may passively affect the conclusion, effectiveness and enforceability of and the transactions under this Agreement, no matter the situations are finished, pending or possible to occur:

4.15.1 punishment, interdiction or injunction issued by government departments to the Company;

4.15.2 civil, criminal or administrative litigations, arbitrations or other proceedings or disputes aimed at the Company.

4.16	Compliance of Law. The businesses currently operated by the Company are consistent with the currently effective laws, regulations, rules and other administrative provisions issued by relevant administration authorities (collectively “Regulations”) and do not violate any Regulations to such an extent as to constitute materially adverse influence to the businesses or assets of the Company.

4.17	Employees.

4.17.1 The Company enters into legal labor contracts with every employees;

4.17.2 There is not any present or potential labor controversy or dispute between the Company and its current or previous employees;

4.17.3 The Company does not have any obligations to pay any overdue economic compensation related to termination of employment relationship or other similar compensation or indemnification related to employment relationship;

4.17.4 The Company has, in accordance with relevant laws and regulations, paid and/or withheld and remitted in full all pension, housing, medical, unemployment and other related payable social insurances or employee welfares provided by laws and agreements, and there is not any current or potential disputes with respect to such social insurances or employee welfares.

4.18	Special Representations and Warranties of Jiuzhou Kaiyuan and the Company. In addition to the above general representations and warranties, Jiuzhou Kaiyuan and the Company jointly represent and warrant as follows:

4.18.1 All the documents, including account books, record of shareholding changes, financial statements and company records, are kept pursuant to commercial routines and are completely held by the Company, and the major transactions related to the Company’s business are all recorded accurately and normatively;

4.18.2 Up to the closing day, the documents of the Company, including records of board of directors and shareholders meetings and shareholders’ list, are kept appropriately all the time and record the issues which shall be recorded in such documents completely and accurately;

4.18.3 The Company has provided the required information to any tax authorities requiring such information; up to the signing day of this Agreement, there is not any disputes between the Company and the tax authorities concerning the Company’s tax liabilities, potential tax liabilities or tax benefits;

4.18.4 The Company remains financial materials for normally recording and paying taxes and sufficient materials regarding competent authority’s approval for tax benefits;

4.18.5 Except the employee benefits, social and pension securities required by the Labor Law of the People’s Republic of China and relevant provisions, the Company does not provide or commit to provide the employees with any related benefits or securities with respect to work, retirement or pension.

4.19	Representations and Warranties of Jiuzhou Kaiyuan:

4.19.1 It is a limited liability company legally incorporated and validly existing under Chinese laws, having the status of a legal person;

4.19.2 It has sufficient legal rights, powers and authorities to sign this Agreement and all the contracts and documents referred to in this Agreement to which it is a party and to comply with and perform the obligations under this Agreement and the above other contracts and documents;

4.19.3 It has taken any appropriate and necessary activities to authorize to sign this Agreement and all the contracts and documents referred to in this Agreement to which it is a party and to authorize to comply with and perform the terms and conditions of this Agreement and the above other contracts and documents;

4.19.4 Its execution, deliver and performance of this Agreement will not violate (i) any contracts to which it is a signing party or any other arrangements binding upon it, (ii) applicable laws, or (iii) any provisions in its company organizational documents;

4.19.5 It has obtained any consent, approval and authorization necessary to validly sign this Agreement and all the contracts and documents referred to in this Agreement to which it is a party and to comply with and perform the obligations under this Agreement and the above other contracts and documents;

4.19.6 It is the only legal owner of the Transferred Equity Interests and has the right to transfer the equity interests to the Investor pursuant to the terms and conditions hereof, and there is not any security rights and interests or other requests in any forms on the Transferred Equity Interests. Except the Investor, any third party does not have the rights, options or privileges to subscribe for any part or all of the Transferred Equity Interests or such rights, options or privileges pursuant to laws or contracts.

4.20	Information Disclosure. All the documents, materials and information provided by Jiuzhou Kaiyuan and the Company to the Investor before and after signing this Agreement are true, accurate and without omission or misleading.

4.21	Jiuzhou Kaiyuan and the Company, on the closing day, represent and warrant to the Investor once again that the above statements are still true, accurate and complete on the closing day.

Article 5 Further Commitments

5.1	Operation of the Company. From the day of signing this Agreement to the Completion Date for Industry and Commerce Change Registration, except the activities based on the stipulations of this Agreement and the annex or agreed by the Investor in writing, Jiuahou Kaiyuan and the Company commit:

5.1.1 to operate the businesses in normal ways. Continue to maintain the relationship with customers so as to ensure that the Company’s reputation and business will not be materially and adversely affected after the Capital Increase and Share Transfer are completed;

5.1.2 not to distribute dividends, repurchase equity interests, conduct any abnormal transactions or cause any abnormal debts. Except during normal business activities, not to repay loans, and not to advance or delay paying payable accounts;

5.1.3 to pay due and payable accounts in time during normal business activities;

5.1.4 to perform executed contracts, agreements or other documents related to the Company’s assets and businesses in time;

5.1.5 not to reconcile of its own accord or waive or change its claim or other rights during litigations without the prior written consent of the Investor, except for normal business operations;

5.1.6 to try its best efforts to ensure that the Company continues to legally operate and obtains all the governmental approvals and other licenses and consents necessary for its businesses;

5.1.7 not to split, merge with other parties, or purchase assets or businesses of other parties;

5.1.8 not to violate terms of representations and warranties hereunder in the ways of action or inaction;

5.1.9 to inform the Investor in writing of any events, facts, conditions, changes or other situations which have caused or may cause materially adverse effect to the Company in time;

5.1.10 to deal with tax issues of the Company strictly in accordance with relevant laws and regulations and in a customary way.

5.2	Obtaining Information. From the day of signing this Agreement to the Completion Date for Industry and Commerce Change Registration and during the normal working time of the Company, Jiuzhou Kaiyuan and the Company will provide the Investor and its representatives with the reasonably required materials regarding the Company, including but not limited to sufficiently providing the attorneys, accountants and other representatives appointed by the Investor with all of the accounts, records, contracts, technological materials, personnel materials, management information and other documents of the Company; in order for the Investor to review the properties, assets, and businesses of the Company and the documents referred to in this Agreement, Jiuzhou Kaiyuan and the Company allow the Investor to contact or connect with the Company’s customers and creditors. Jiuzhou Kaiyuan and the Company agree that the Investor has the right to conduct due diligence on the Company’s financial, assets and operational conditions at any time before the closing.

5.3	Operation after the Closing Day. Jiuzhou Kaiyuan and the Company commit that from the closing day hereof to the Completion Date for Industry and Commerce Change Registration provided herein, the Investor has the right to, pursuant to the shareholders agreement, participate in making the Company’s operational decisions and exercise relevant rights as a new shareholder.

Article 6 Representations and Conditions of Closing

6.1	Unless the Investor grant a written immunity, the Investor’s performance of payment obligations for Capital Increase and Share Transfer shall be conditional upon each of the preconditions for closing set out below being fulfilled before the closing:

(1) there is no laws, regulations or judgments, verdicts, awards or orders of courts or relevant governmental authorities which will limit, prohibit or cancel the Company’s Capital Increase and Share Transfer, and there is not any pending or potential litigations, arbitrations, judgments, verdicts, awards or orders which has caused or will cause adverse effect to Jiuzhou Kaiyuan, the Investor, the Company or the Company’s Capital Increase;

(2) having obtained approval from the current shareholders of the Company;

(3) the Investor has completed legal and financial due diligence to its satisfaction;

(4) the board of directors of the Investor has approved the transactions hereunder;

(5) the Company has entered into the Agreement for Intellectual Property Transfer, Confidentiality and Non-Compete with its key personnel, each management and development personnel has signed the Agreement for Intellectual Property Transfer and Confidentiality which has been accepted by the Investor, and such agreements shall include the following commitments: (i) unless his/her demission application has been agreed by the Investor or the Investor has made other arrangements, he/she shall use all of his/her time and efforts to strive for the Company’s interests until one year after the Company’s eligible initial public offering; (ii) unless the Company agrees in writing, he/she shall not be engaged in any businesses competitive with the Company within two years after leaving the Company.

(6) from the signing day of this Agreement (including the signing day) to the closing day, Jiuzhou Kaiyuan and the Company’s representations and warranties in Article 4 hereunder remain fully true, complete and accurate, the commitments in Article 5 hereunder have been performed, and there is not any activities violating Article 5 hereunder;

(7) from the signing day of this Agreement (including the signing day) to the closing day, any events, facts, conditions, changes or other situations which have caused or may be reasonably foreseen to cause materially adverse effect to the Company do not exist or did not happen;

(8) from the signing day of this Agreement (including the signing day) to the closing day, there is not any change materially adverse to the Company in the Company’s asset structure and condition;

(9) before the closing day (including the closing day), Jiuzhou Kaiyuan and the Company have respectively fully performed and complied with the conditions, obligations and commitments which shall be fulfilled before or on the closing day provided herein;

Article 7 Effectiveness, Supplement,

Amendment, Modification and Termination of this Agreement

7.1	This Agreement and the Articles of Association of annex 1 shall become effective when executed and shall be filed with the administration for industry and commerce.

7.2	This Agreement could be amended or modified after the Parties hereto reach a consensus through negotiation. Any amendments or modifications shall become effective only after written documents being made and signed by the Parties hereto.

7.3	Termination. This Agreement could be terminated in the following ways:

(1) the Parties hereto jointly terminate this Agreement in written agreement and determine the effectiveness time of such termination;

(2) a Party may notify the other Parties in writing to terminate this Agreement with at least ten working days prior notice and state the effectiveness date of such termination in the notice when following situations occur:

(a) the representations or warranties of the other Party are materially untrue or have material omission when they are made or on the closing day;

(b) the other Party fails to perform the agreements, commitments or obligations hereunder pursuant to this Agreement and fails to take effective remedy measures within ten days upon the counterparties issuing the written interpellation.

(3) if the closing in Article 2.2 hereunder is unable to be completed within 15 days upon signing this Agreement, each Party hereto has the right to terminate this Agreement.

Article 8 Liabilities for Breach of Contract

8.1	Any Party’s violation of or refusing to perform its representations, warranties, obligations or liabilities hereunder will constitute the breach of contract.

8.2	Unless otherwise provided by this Agreement, if any Party violates this Agreement and causes other Parties to bear any expenses, liabilities or suffer any losses, the breaching Party shall compensate the non-breaching Parties for the above expenses, liabilities or losses (including but not limited to the interest and attorneys fees paid or lost due to the breach of contract). The total amount of compensation paid by the breaching Party to the non-breaching Parties shall be equal to the losses caused by such breach of contract. The above compensation shall include the interests which the non-breaching Parties will obtain upon performance of this Agreement.

Article 9 Governing Law and Settlement of Dispute

9.1	This Agreement shall be governed by and interpreted according to Chinese laws.

9.2	Any disputes occurred due to the performance of or related to this Agreement shall be settled by the Parties through friendly negotiation. If any dispute can not be settled through negotiation within 15 days upon its occurrence, any Party has the right to submit such dispute to the Beijing Arbitration Committee for arbitration according to the arbitration rules of such committee. The arbitration award shall be final and binding upon the Parties.

9.3	During the arbitration, the Parties shall continue to own their respective other rights hereunder and to perform their relevant obligations hereunder.

Article 10 Notice and Its Service

10.1	Any notice or other communication (“Notice”) related to this Agreement and sent by a Party to other Parties which shall be made in writing (including fax and email) and sent to the notified Party according to the following communicational addresses or numbers with indication of the following contact person’s name will constitute an effective Notice.

Beijing Perfect World Network Technology Co., Ltd.
Contact Person:	Yonghong Huang
Tel:	58851667
Address:	8F, Huakong Building, 1# Shangdi East Road, Haidian District, Beijing
Post Code:	100085

Beijing Jiuzhou Kaiyuan Investment Management Co., Ltd.
Contact Person:	Huan Su
Tel:	13311369110
Address:	Room 801, 3# Building, 1# Zhongguancun East Road, Haidian District, Beijing
Post Code:	100084

Beijing Perfect World Cultural Communication Co., Ltd.
Contact Person:	Yang Du
Tel:	13601351819
Address:	Room 901, Floor 9, Huangkong Building, 3# Building, Shangdi East Road, Haidian District, Beijing
Post Code:	100085

10.2	If any Party’s above communication address or number changes (“the Changed Party”), the Changed Party shall notify other Parties within 7 days upon such changing. The Changed Party shall bear any losses resulted from its failure to notify in time according to this provision.

Article 11 Disclosure of Information

11.1	The terms and detailed rules related to the investment provided herein (including the existence of all the terms, provisions and annexes and any related investment documents) shall be regarded as confidential information and shall not be disclosed to any third party, unless otherwise provided by this Agreement. If the information must be disclosed according to laws, the Party disclosing the information shall discuss with other Parties with respect to the disclosure and submission of the information within reasonable period prior to such disclosure or submission, and shall, in the case that the disclosure or submission of information is required by other parties, make the other parties receiving the information keep the disclosed or submitted information as confidential as possible.

11.2	Notwithstanding the above provisions, after the closing of the transactions, the Company has the right to disclose the existence of the investment and the Investor’s investments in the Company to the Company’s investors, the investment banks, lenders, accountants, legal consultants, business partners and potential investors, employees, lenders and business partners in good faith, provided that the individuals or organizations receiving the information have agreed to bear the obligations of confidentiality.

11.3	Without written consent from the Investor, the Company shall not disclose the Investor’s investment matters to the common public on press conferences, industrial or professional media, marketing materials or in other ways.

11.4	The Investor has the right to disclose its investment in the Company to third parties or the public.

Article 12 Miscellaneous

12.1	The annex hereto is an integral part of this Agreement and complementary to the text of this Agreement with the same legal effect. The text of this Agreement shall prevail if the annex hereto conflicts with the text hereof.

12.2	If any clause hereof becomes invalid or unenforceable due to its applicable laws, such clause shall be regarded as nonexistent from the beginning and shall not affect the validity of other clauses hereof, and the Parties hereto shall negotiate to determine new clauses within legal extent so as to ensure to fulfill the intention of the original clause to the utmost extent.

12.3	Any Party shall not transfer any of its rights or obligations hereunder.

12.4	This Agreement shall become effective after signed and affixed with the seal by each Party’s legal or authorized representatives.

12.5	This Agreement shall be executed in three original copies with the same legal effect, and each Party shall hold on copy.

[No text below.]

[This is the signature page of Capital Increase and Share Transfer Agreement. No text below.]

In witness hereof, each Party hereto has caused its official authorized representative to sign this Agreement on the date first above written.

Beijing Perfect World Network Technology Co., Ltd.

[Seal: Beijing Perfect World Network Technology Co., Ltd.]

Legal Representative:

Beijing Jiuzhou Kaiyuan Investment Management Co., Ltd.

[Seal: Beijing Jiuzhou Kaiyuan Investment Management Co., Ltd.]

Legal Representative:

Beijing Perfect World Cultural Communication Co., Ltd.

[Seal: Beijing Perfect World Cultural Communication Co., Ltd.]

Legal Representative: